EXHIBIT 99.1

Crescent Point Announces Management Changes and Provides an Update on Dispositions

CALGARY, Alberta, June 19, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX:CPG) (NYSE:CPG) announces changes to its executive management team and provides an update on recent dispositions.

Mr. Craig Bryksa, interim President and Chief Executive Officer, is pleased to announce that Mr. Ryan Gritzfeldt, formerly the Vice President, Marketing and Innovation, and prior to that, Vice President, Engineering and Business Development East, has assumed the role of Chief Operating Officer. Mr. Gritzfeldt is a professional engineer who has been an integral contributor to the Company’s operational success during his 14 years at Crescent Point. The Company’s financial operations will continue to be led by Mr. Ken Lamont in his current role as Chief Financial Officer.

Mr. Neil Smith, Chief Operating Officer, and Ms. Tamara MacDonald, Senior Vice President, Corporate and Business Development, have stepped down as officers of the Company. Crescent Point and its Board of Directors would like to thank both Mr. Smith and Ms. MacDonald for their hard work, dedication and contributions over the past 15 years.

Crescent Point also announces it has entered into definitive purchase and sale agreements to dispose of certain non-core assets in the Williston Basin for proceeds of approximately $280 million. These transactions include both the disposition previously announced on May 3, 2018, where the Company announced it signed a non-binding letter of intent for approximately $225 million, along with a second transaction agreed to in late second quarter, valued at approximately $55 million. These transactions are each expected to close at the end of second quarter.

Current operated and non-operated production from these non-core assets is approximately 4,800 boe/d. As a result of these announced dispositions, Crescent Point is adjusting its 2018 average production guidance to 181,000 boe/d and exit production guidance to 190,000 boe/d. The Company expects to allocate proceeds from these dispositions toward debt reduction and continued strengthening of its balance sheet. Crescent Point’s capital expenditures guidance for 2018 remains unchanged at $1.775 billion, as minimal capital expenditures were planned for the disposed assets for the remainder of the year.

The Company’s revised business strategy is reprioritizing key value drivers, including continuing improvement of the balance sheet, disciplined capital allocation and cost reductions. These value drivers are expected to result in improved rates of return on capital employed, debt adjusted per share metrics, free cash flow generation and, ultimately, the Company’s long-term sustainability. More specific details on Crescent Point’s revised strategy will be communicated subsequent to a formal portfolio review, which is currently underway.

The Company’s updated guidance for 2018, which is set forth below, reflects the announced dispositions of non-core assets and does not reflect potential changes that may be implemented as part of Crescent Point’s new strategic direction.

2018 Guidance Total average annual production (boe/d) % Oil and NGLs	Prior 183,500 90%	Revised 181,000 90%
Exit production (boe/d)	195,000	190,000
Total capital expenditures, before net land and property acquisitions ($ million) (1)	$1,775	$1,775

(1)  The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.

Non-GAAP Financial Measures

In this press release, the Company uses the terms “return on capital employed” and “free cash flow generation”. These terms do not have standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. Return on capital employed is defined as return on average capital employed and is calculated as earnings before interest and taxes divided by average capital employed. Free cash flow is calculated as funds flow from operations less capital expenditures.

Forward-Looking Statements and Other Matters

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the  Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of   Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking  statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected",  "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar  expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the expected timing to close two non-core asset sale transactions; 2018 annual and exit production guidance; 2018 total capital expenditures guidance; the expected use of proceeds from the sale of non-core assets; the Company’s plans to prioritize key value drivers and how these key areas of focus are expected to improve Crescent Point’s rates of return on capital employed, debt adjusted per share metrics, free cash flow generation and long-term sustainability; and the expectation that the Company will provide more details on its revised strategy following a formal portfolio review.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2017 under "Risk Factors", in our Management’s Discussion and Analysis for the year ended December 31, 2017, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended March 31, 2018 under “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. The material assumptions are  disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2017, under the headings "Capital  Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies"  and "Outlook" and are disclosed in the Management’s Discussion and Analysis for the quarter ended March 31, 2018 under the  headings “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

CRESCENT POINT ENERGY CORP.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone: (403) 693-0020	Toll-free (US and Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.

Suite 2000, 585 - 8th Avenue S.W.

Calgary, Alberta T2P 1G1